Exhibit 17.2

RESIGNATION NOTICE

November 10, 2008

Fresh Ideas Media, Inc.
4890 Silver Pine Drive
Castle Rock, CO 80108

Attention: Board of Directors

I hereby resign from my position as a director and as Treasurer and Secretary of Fresh Ideas Media, Inc. (the “Company”), and any other positions I may hold as a result of my position as a director or officer of the Company (other than my positions as director or officer of Community Alliance, Inc. and Our Best Wishes, Inc.), in each case effective upon the “Closing Date”, as defined in the Share Exchange Agreement between the Company, Ever Auspicious International Limited and Bright Praise Enterprises Limited.

Sincerely,

/s/ Alice T. Ray
Alice T. Ray